UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

White Mountain Titanium Corporation
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

964109 10 2
(CUSIP Number)

February 14, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 964109 10 2

1	NAME OF REPORTING PERSON

	Lee Yuk Kong

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

		(A) [ ]
		(B) [ ]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION

	China
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,875,000
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0
PERSON	7	SOLE DISPOSITIVE POWER
WITH:
		11,875,000
	8	SHARED DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	11,875,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	11.67%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.

(a)	Name of Issuer:

White Mountain Titanium Corporation

(b)	Address of Issuer’s Principal Executive Offices:

Augusto Leguia 100, Oficina 1401, Las Condes, Santiago Chile

Item 2.

(a)	Name of Person Filing:

This statement is filed by Lee Yuk Kong with respect to shares of Common Stock (the “Shares”) of the Issuer that he beneficially owns.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business address of Mr. Kong is Room 701, 7/F, Lai Cheong Ind. Building, 479 Castle Peak Road, Kowloon, Hong Kong.

(c)	Citizenship:

Mr. Kong is a citizen of Peoples Republic of China.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 964109 10 2

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(B) or 240.13d-2(B) or (C), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15U. S.C 80a-8);

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12U. S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d -1(b)(1)(ii)(J), please specify the type of institution: ___________________________
.

Item 4.	Ownership

The percentages used herein are calculated based on the number of 96,114,442 Shares issued and outstanding as of November 16, 2015, as reported in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Company for the quarterly period ended September 30, 2015.

As of December 31, 2015, Mr. Kong may be deemed to have beneficial ownership of 11,875,000 shares, including 6,250,000 shares of common stock and warrants to purchase 5,625,000 shares of common stock, as follows:

(a)	Amount beneficially owned: 11,875,000

(b)	Percent of class: 11.67%

Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 11,875,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 11,875,000

(iv)	Shared power to dispose or to direct the disposition of: 0

On February 9, 2016, the filing person donated 2,800,000 warrants to purchase shares of common stock, which are included in the above shares beneficially owned on December 31, 2015.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016	By:	/s/ Lee Yuk Kong
Name: Lee Yuk Kong